

Mailstop 3233

September 15, 2017

Via E-Mail
Lloyd W. Howell, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Form 10-K for the fiscal year ended March 31, 2017**
> **Filed May 22, 2017**
> **File No. 1-34972**

Dear Mr. Howell:

We have reviewed your August 31, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2017 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contract Backlog, page 49

1.   We have reviewed your response to comment 1. Please provide us a detailed description of your estimation process for determining the amount of, and recording periodic changes to, funded backlog as disclosed within your filing. In your response, describe the significant assumptions used to assess management's ability to fulfill the services that are to be provided under existing funded contracts, how these assumptions impact the estimate, how management assesses the reasonableness of the assumptions, and how management assesses the accuracy of the estimate. Lastly, ensure your description of the

process addresses the various contingencies you mentioned in your response and their effect on the estimation process.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or me at 202.551.3429 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities